Contact

www.linkedin.com/in/eric-
corbett-56b7b75a (LinkedIn)
kingdomindustry.com (Company)

Top Skills

Digital Media
Interior Architecture
Architectural Design

Honors-Awards

DEZEEN Longlist Award 20129
SARA Awards 2019

Eric Corbett

Owner at Kingdom Industry
Thousand Oaks, California, United States

Summary

I am a multi-faceted, unconventional, future-minded designer
focusing on the manifestation of brand, the nurturing of culture and
the expression of aesthetic. I focus deeply into the unique character
of my clientele to help understand, shape and express their brand
or identity through Architecture, Environmental Design, and Interior
Architecture/Design

eric@kingdomindustry.com | 805.404.1612

Experience

Kingdom Industry
Company Owner
December 2011 - Present (13 years 6 months)
Thousand Oaks

Education

nope